FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 13, 2008

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F  ___

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

May 13, 2008

SOUTHWESTERN RESOURCES CORP.

Report of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual General and Special Meeting of shareholders of Southwestern Resources Corp. (“Southwestern”) held on May 6, 2008 (the “Meeting”), the following sets forth a brief description of each matter which was voted upon at such Meeting.

Common Shares represented at the meeting:

13,142,976 or 29.26%

Total outstanding Common Shares as at record date:

44,922,936

All matters were carried after voting by show of hands.

Description of Matter	Outcome of Vote	For %	Against %	Withheld %
1. Ordinary resolution to fix the number of directors at four.	Passed	98.76	1.24	n/a
2. Ordinary resolution to elect the following nominees as Directors:	Passed
W. David Black		99.60	n/a	0.40
Timo Jauristo		99.61	n/a	0.39
William D. McCartney		99.60	n/a	0.40
James B. Hume		94.39	n/a	5.61

3. Ordinary resolution to approve the appointment of Deloitte & Touche LLP as auditors and authorize the Directors to fix the remuneration of the auditors.	Passed	99.75	n/a	0.25
4. Ordinary resolution to approve the unallocated options under Southwestern’s Stock Option Plan.	Defeated	37.66	62.34	n/a

May 9, 2008